Maitong Sunshine Cultural Development Co., Ltd.

March 28, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Joseph Klinko
Yong Kim
Cheryl Brown
Irene Barberena-Meissner

Re:	Maitong Sunshine Cultural Development Co., Ltd
Amendment No. 3 to Registration Statement on Form S-1
Filed March 12, 2024
File No. 333-276152

Ladies and Gentlemen,

Maitong Sunshine Cultural Development Co., Ltd (the “Company”) hereby furnishes the following correspondence in response to the Staff’s comment letter dated March 26, 2024 (the “Comment Letter”). Set forth below in italics you will find a copy of the Staff’s comment from the Comment Letter, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 4. We note your opinion of counsel states that prior approval from the CSRC is not required for your offering because the OTC Pink Market is a trading platform not organized as a stock exchange nor identified as such, or as an established public market, by the SEC. The opinion also states the Trial Measures, among other things, require a limited company registered in the PRC to make a submission to the CSRC for approval prior to the listing and trading on an overseas stock exchange of the securities of an offshore entity that owns 50% or more of the equity interest in such PRC limited company, and your offering will not involve the sale by the Parent of its securities on the OTC Pink Market (or any overseas stock exchange), but instead it will involve the sale of the shares by shareholders of the Parent who purchased the shares from the Parent in a private offering. Please provide us with a detailed analysis which includes references and citations to the applicable regulations that support the conclusion based on these facts that prior approval from the CSRC is not required for your offering.

March 28, 2024

We also note that your opinion of counsel is subject to inappropriate assumptions, including the assumptions in numbered qualification 4. Please obtain and file a revised opinion without those assumptions, or provide an explanation as to why those assumptions would be appropriate.

Response to Comment 1

Immediately following this letter we have attached an opinion of the Beijing Jingping Law Office that has been edited in response to the Staff’s comment (the “Edited Opinion”). When the Staff indicates that it has no further comment regarding counsel’s opinion, we will file with an amendment to the S-1 a PDF version of the Edited Opinion with a wet signature of counsel.

The Edited Opinion repeats the substance of the opinion filed with Amendment No. 3, but the following substantive edits have been made:

●	The Edited Opinion makes reference to the specific CSRC regulatory interpretation (i.e. No. 1 Guidance Rules) on which counsel relies for its determination that listing on the OTC Pink Market classified by CSRC as listing on an overseas stock exchange.

●	The Edited Opinion removes the analysis that differentiated sale by the issuer from sale by selling shareholders, as the CSRC regulations do not directly address that distinction.

●	Several of the assumptions and qualifications have been removed, including qualification 4 to which the Staff referred.

Respectfully submitted,

/s/ Huang Fang
Chief Executive Officer

北京京平律师事务所

March 28, 2024

To:	Maitong Sunshine Cultural Development Co., Ltd (the “Company”)
Room 202, Gate 6, Building 9, Yayuan,
Anhui Beili, Chaoyang District, Beijing, China

Dear Sirs or Madams,

We are qualified lawyers of the People’s Republic of China (the “PRC” or “China”) and are qualified to issue this opinion on the laws and regulations of the PRC effective as of the date hereof. For the purpose of this opinion (this “Opinion”) only, the PRC does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

We act as the PRC counsel to the Company, a company incorporated under the laws of Nevada, solely in connection with certain issues on the filing requirements under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which was issued by the China Securities Regulatory Commission.

A. Assumptions

For the purpose of this Opinion, we have assumed without independent investigation that (the “Assumptions”):

(i) all requested confirmations have been provided to us and all factual statements made to us by the Company in connection with this Opinion are true, correct and complete;

(ii) unless otherwise indicated in writing, the aforesaid confirmations presented to us remain in full force and effect on the date of this Opinion and have not been revoked, amended or supplemented, and no amendments, revisions, supplements, modifications or other changes have been made, and no revocation or termination has occurred, with respect to any of the confirmations after they were submitted to us for the purposes of this Opinion.

地址：北京市海淀区中关村南大街甲12号寰太大厦17层

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北京京平律师事务所

B. Definitions

In addition to the terms defined in the context of this Opinion, the following capitalized terms used in this Opinion shall have the meanings ascribed to them as follows.

“Company”	means Maitong Sunshine Cultural Development Co., Ltd, a company with limited liability incorporated under the laws of the Nevada.

“Shares of Common Stock”	means the shares of Common Stock of the Company.

“OTC Pink Market”	means the trading platform maintained in the United States of America under that name by OTC Markets Group Inc..

“SEC”	means the United States Securities and Exchange Commission.

“Offering”	means the proposed offering of the Shares of Common Stock.

“Listing”	means the proposed listing of the Shares of Common Stock for quotation on the OTC Pink Market.

“CSRC”	means China Securities Regulatory Commission.

“Governmental Agencies”	means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC, or anybody exercising, or entitled to exercise, any administrative, judicial, legislative, police, regulatory, or taxing authority or power of similar nature in the PRC.

“PRC Laws”	means all applicable national, provincial and local laws, regulations, rules, notices, orders, decrees and supreme court judicial interpretations in the PRC currently in effect and publicly available on the date of this Opinion.

“Trial Measures”	means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which was issued by the CSRC and became effective on March 31, 2023.

“No. 1 Guidance Rules”	means the No. 1 Supporting Guidance Rules circulated by the CSRC on the same date of the issuance of the Trial Measures.

地址：北京市海淀区中关村南大街甲12号寰太大厦17层

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北京京平律师事务所

C. Opinions

Based on the confirmations made by the Company and subject to the Assumptions and the Qualifications, we are of the opinion that:

(1)	Trial Measures.

Under the Trial Measures, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form, shall be filed with the CSRC pursuant to the requirements of the Trial Measures within three working days after the relevant application is submitted overseas. According to the No. 1 Guidance Rules, the circumstances where the securities of an issuer are delisted from an overseas exchange include delisting to the over-the-counter market, which means that listing on the over-the-counter market is not considered as listing on an overseas exchange. Additionally, in comment letters to issuers the SEC has maintained the position that the OTC Pink Market is not considered to be an established public trading market. Accordingly, based on our understanding of the explicit provisions of the PRC Laws as of the date hereof, we are of the opinion that, listing for quotation on the OTC Pink Market is not included in the overseas securities offering and listing activities under the Trial Measures, and the Company is not required to obtain prior approval from the CSRC under the Trial Measures for the Offering and the Listing.

D. Qualifications

Our opinions expressed above is subject to the following qualifications (the “Qualifications”):

(1)	Our opinions are limited to the PRC laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the PRC.

(2)	The PRC laws and regulations referred to herein are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect.

地址：北京市海淀区中关村南大街甲12号寰太大厦17层

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北京京平律师事务所

(3)	This Opinion is issued on the basis of our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent legislative, administrative and judicial authorities in the PRC, and there can be no assurance that the Governmental Agencies will ultimately take a view that is not contrary to our opinion stated above.

(4)	We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Company and the PRC government officials.

(5)	This Opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no one part should be extracted and referred to independently.

This Opinion is strictly limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein. The opinion expressed herein is rendered only as of the date hereof, and we assume no responsibility to advise you of facts, circumstances, events or developments that hereafter may be brought to our attention and that may alter, affect or modify the opinion expressed herein.

Yours faithfully,

Sign:	/s/Tang Rong

Print:	Tang Rong

Beijing Jingping Law Offices

地址：	北京市海淀区中关村南大街甲12号寰太大厦17层

地址：北京市海淀区中关村南大街甲12号寰太大厦17层

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